EXHIBIT 19.1

CALUMET, INC.

Insider Trading Policy

(Dated July 10, 2024)

This Insider Trading Policy (the “Policy”) provides guidelines to employees, officers and directors of Calumet, Inc. (the “Company”) with respect to transactions in the Company’s securities. You should read this Policy carefully, ask questions of the Company’s General Counsel, if you have any, and promptly sign and return the attached Certification acknowledging receipt hereof to:

Calumet, Inc.

2780 Waterfront Pkwy E. Drive, Suite 200

Indianapolis, Indiana 46214

Attention: Greg Morical

(317) 328-5660

I.	Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including shares of common stock, options for shares and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s common stock, whether or not issued by the Company, such as exchange-traded options. This Policy applies to (1) all officers of the Company and all members of the Company’s Board of Directors (the “Board”); (2) all employees of the Company and its subsidiaries; and (3) with respect to any such director, officer or employee, any (a) partnership in which he or she is a general partner, (b) trust or estate to which he or she is a trustee or executor, (c) other equivalent legal entity he or she controls (such entities in (a), (b) and (c), “Controlled Entities”), and (d) family members who reside with such director, officer or employee (including a spouse, a child, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), and any family members who do not live in his or her household but whose transactions in the Company’s securities are directed or approved by such director, officer or employee (collectively referred to as “Family Members”). The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information (as defined in Section VIII below). The people and entities to which this Policy applies are sometimes referred to in this Policy as “Insiders.”

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. This Policy must be strictly followed.

II.	Introduction

It is generally illegal for any person, either personally or on behalf of others, to trade in securities on the basis of Material Nonpublic Information. It is also generally illegal to communicate (or “tip”) Material Nonpublic Information to others who may trade in securities on the basis of that information. These illegal activities are commonly referred to as “Insider Trading.”

III.	Statement of General Policy

This Policy prohibits you from trading or tipping others who may trade in the securities of the Company when you know Material Nonpublic Information about the Company. You are also prohibited from trading or tipping others who may trade in the securities of another company if you learn Material Nonpublic Information in connection with your employment or position at the Company that reasonably could be considered relevant to an investment decision in the other company. In addition, it is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of Material Nonpublic Information about a company (1) with which the Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Company, may engage in transactions in that company’s securities until the information becomes public or is no longer material.

IV.	Specific Policies
A.	Trading on Material Nonpublic Information

No director, officer or employee of the Company, nor any Family Member or Controlled Entity, shall engage in any transaction involving the Company’s securities when he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the third Trading Day (as defined below) following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. For purposes of this Policy, references to “trading” or “transactions” involving the Company’s securities include purchases and sales of the Company’s securities in public markets; sales of the Company’s securities obtained through the exercise of stock options granted under the Company’s Amended and Restated Long-Term Incentive Plan (the “LTIP”), including broker-assisted cashless exercises; the exercise of stock options granted under the Company’s LTIP, unless the exercise is for cash or net share settlement (although that still requires pre-clearance, if applicable); making gifts of the Company’s securities (including charitable donations); and using the Company’s securities to secure a loan. As used herein, the term “Trading Day” shall mean a day on which the Nasdaq Stock Market is open for trading. A Trading Day begins at the time trading begins on such day. If an Insider is aware of Material Nonpublic Information when his or her employment or service relationship with the Company terminates, the Insider may not trade in the Company’s securities until that information has become public or is no longer material.

B.	Tipping

No Insider shall disclose or tip, either directly or indirectly, Material Nonpublic Information to any other person where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider make recommendations, either directly or indirectly, or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. This policy against “tipping” applies to information about the Company and its securities, as well as to information about other companies.

C.	Confidentiality of Nonpublic Information

All nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any director, officer or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

V.	Potential Criminal and Civil Liability and/or Disciplinary Action
A.	Liability for Insider Trading

Insiders may be subject to penalties of up to $5,000,000 and up to 20 years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

B.	Liability for Tipping

Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover Insider Trading.

C.	Possible Disciplinary Actions

Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

VI.	Trading Guidelines and Requirements
A.	Blackout Period and Trading Window

All directors, officers and certain other employees identified by the Company and who have been notified that they have been so identified (as well as respective Family Members and Controlled Entities of such persons) are prohibited from trading during any period other than one of the four “trading windows” during each fiscal year. Each trading window starts on the third Trading Day after the Company issues its press release for annual or quarterly financial results and remains open until the end of the day on the 14th calendar day prior to the end of each quarter. For example, if the Company releases its first quarter financial results prior to the opening of trading on the Nasdaq Stock Market on May 2nd, the trading window opens and you may start trading on May 4th. You may continue to make otherwise authorized trades up to and including June 16th in the example. Continuing with the example, the “blackout period” would begin on June 17th and continue until the third Trading Day after the Company issues its press release announcing quarterly financial results.

The prohibition against trading during the blackout period encompasses the fulfillment of “limit orders” by any broker for a director, officer or other identified person, and the brokers with whom any such limit order is placed must be so instructed at the time it is placed.

From time to time, the Company may also prohibit directors, officers and certain other identified persons from trading securities of the Company because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

It should be noted that even during the trading window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

B.	Preclearance of Trades

The Company has determined that all officers and directors of the Company and certain other persons identified by the Company from time to time (as well as respective Family Members and Controlled Entities of such persons) must refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “preclearance” process. Each such person should contact the Company’s General Counsel prior to commencing any trade in the Company’s securities. The General Counsel will consult as necessary with senior management of the Company before clearing any proposed trade.

All requests must be submitted to the General Counsel prior to the proposed transaction. The General Counsel will then determine whether the transaction may proceed. This preclearance policy applies even if the individual is initiating a transaction while a trading window is open.

If a transaction is approved under the preclearance policy, the transaction must be executed that day or the next Trading Day after the approval is obtained, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the preclearance policy, you should refrain from initiating any transaction in the Company’s securities, and you should not inform anyone within or outside of the Company of the restriction.

In addition, when a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Material Nonpublic Information about the Company, and should describe fully those circumstances to the General Counsel.

C.	Individual Responsibility

Every director, officer and employee has the individual responsibility to comply with this Policy. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

VII.	Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors, suppliers, joint venture partners or prospective parties to acquisitions or divestitures (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment may result from trading on inside information regarding the Company’s business partners. All directors, officers and employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

VIII.Definition of Material Nonpublic Information
A.	What information is “Material”?

It is not possible to define all categories of material information. However, information should be regarded as “material” if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Information that is likely to affect the price of a company’s securities is almost always material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Unpublished financial results
●	Unpublished projections of future earnings or losses
●	Significant regulatory changes or developments
●	News of a pending or proposed merger
●	News of the disposition of a subsidiary or significant assets
●	Acquisitions or significant capital projects
●	Impending bankruptcy or financial liquidity problems

●	Gain or loss of a substantial customer or supplier
●	Changes in dividend policy
●	New product announcements of a significant nature
●	Significant product defects or modifications
●	Significant pricing changes
●	New equity or debt offerings
●	Significant litigation exposure due to actual or threatened litigation
●	Major changes in senior management
●	Significant actual or potential cybersecurity incidents
●	Major environmental incidents

The above list is for illustration purposes only. Either positive or negative information may be material.

B.	What information is “Nonpublic”?

“Nonpublic information” is information that has not been previously disclosed to the general public and is otherwise not available to the general public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public (e.g., by means of a press release or a widely disseminated statement from a senior officer or a filing with SEC) and the investing public must have had time to absorb the information fully.

IX.	Certain Exceptions

For the purposes of the Policy, the Company considers that the exercise (if any) of stock options for cash or as part of net share settlement under the Company’s LTIP (but not the sale of any shares issued upon such exercise) is exempt from this Policy (although subject to pre-clearance still), since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

Additionally, this Policy does not apply to the vesting and settlement of restricted stock, restricted stock units or phantom units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting and settlement of restricted stock, restricted stock units or phantom units. The Policy does apply, however, to any market sale of shares issued upon vesting.

X.	Company Transactions

From time to time, the Company may engage in transactions in the Company’s securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board or appropriate committee, if required) when engaging in transactions in the Company’s securities.

XI.	Planned Trading Programs

Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934 (the “Exchange Act”) provides an affirmative defense to an allegation that a trade has been made on the basis of Material Nonpublic Information. Specifically, a purchase or sale will not be deemed to be made on the basis of Material Nonpublic Information and, therefore, will not violate the insider trading laws, if the trade is made pursuant to a trading plan that complies with the conditions in Rule 10b5-1 (a “Rule 10b5-1 Plan”).

Rule 10b5-1 Plans are designed to provide flexibility to those who would like to plan securities transactions in advance at a time when they are not aware of Material Nonpublic Information, and then carry out those pre-planned transactions at a later time, even if they later become aware of Material Nonpublic Information after the Rule 10b5-1 Plan is implemented but before the trade is executed.

Accordingly, it will not be a violation of this Policy to execute trades in the Company’s securities while you possess Material Nonpublic Information if the trade is made pursuant to a Rule 10b5-1 Plan that complies with the requirements set forth in “Appendix A: Guidelines for Rule 10b5-1 Plans.” All Rule 10b5-1 Plans are required to be reviewed and approved by the General Counsel prior to implementing any such Rule 10b5-1 Plan. In addition, all amendments, modifications and terminations of an existing Rule 10b5-1 Plan must be reviewed and approved by the General Counsel prior to effecting any such amendments, modifications or terminations. As such, if you wish to implement a Rule 10b5-1 Plan, you must first pre-clear the plan with the General Counsel prior to the entry into the plan.

If you are subject to Section 16 of the Exchange Act (“Section 16”), please note that trading pursuant to a planned trading program is not an exemption from short-swing liability under Section 16.

XII.Additional Information – Directors and Officers

Directors and officers, as defined in Rule 16a-1(f) under the Exchange Act,1 of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option pursuant to the Company’s LTIP (nor the exercise of that option) nor the receipt of

1 The Board has made a determination as to which persons constitute “executive officers” for this purpose and has communicated that determination to such executive officers.

shares under the Company’s LTIP, is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, Section 16 prohibits officers and directors from ever making a short sale of the Company’s securities. A short sale is sale of securities not owned by the seller or, if owned, not delivered (a “short sale against the box”). Transactions in put and call options for the Company’s securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All executive officers and directors of the Company must confer with the General Counsel before effecting any such transaction. The Company strongly discourages all such transactions by officers, directors and all other employees.

XIII.SHORT SALES AND HEDGING PROHIBITED

All directors, officers and employees are prohibited from engaging in short sales of the Company’s securities. In addition, all directors, officers and employees may not engage in any hedging transactions in the Company’s securities and may not pledge the Company’s securities or include the Company’s securities in a margin account.

XIV.Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s General Counsel, Greg Morical.

Exhibit A

Certification

To Calumet, Inc.:

I hereby certify that:

1.	I have received a copy of Calumet, Inc’s Insider Trading Policy (the “Policy”).
2.	I have read and understand the Policy.
3.	I will comply with the policies and procedures set forth in the Policy.
4.	I understand and agree that, as long as I am [a[n] director, officer, or employee] of Calumet, Inc. or one of its direct or indirect subsidiaries or other affiliates, my failure to comply in all respects with Calumet, Inc’s policies, including the Policy, is a legitimate basis for termination for cause of my employment or other relationship with Calumet, Inc. or any direct or indirect subsidiary or other affiliate to which my employment or other relationship now relates or may in the future relate.

(Signature)

(Type or Print Name)

Date:

This document states a policy of Calumet, Inc. and is not intended to be regarded as the rendering of legal advice.

APPENDIX A:

Guidelines for Rule 10b5-1 Plans

Rule 10b5-1 provides an affirmative defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to the Insider Trading Policy (the “Insider Trading Policy”) of Calumet, Inc. (the “Company”) must enter into a Rule 10b5-1 trading plan for transactions in the Company’s securities that meets certain conditions specified in the rule (a “Rule 10b5-1 Plan”).

As such, the Company permits directors, officers and employees of the Company as well as such persons’ Family Members and Controlled Entities to enter into Rule 10b5-1 Plans and has adopted the following guidelines regarding the adoption, modification and termination of any such Rule 10b5-1 Plans. All references in the guidelines set forth in this Appendix A (“these guidelines”) to you should be read to include your Family Members and Controlled Entities. Capitalized terms used in these guidelines without definition have the meaning set forth in the Insider Trading Policy.

These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1. The General Counsel of the Company will interpret and administer these guidelines for compliance with the Insider Trading Policy and the requirements below. No personal legal or financial advice is being provided by the Company regarding any Rule 10b5-1 Plan or proposed trades. You remain ultimately responsible for ensuring that your Rule 10b5-1 Plan and contemplated transactions fully comply with applicable securities laws. It is recommended that you consult with your own attorney, broker, or other advisors about any contemplated Rule 10b5-1 Plan. Note that if you are a director or Section 16 officer (as defined below), the Company is required to disclose the material terms of your Rule 10b5-1 Plan, other than respect to price, in the Company’s periodic report for the quarter in which the Rule 10b5-1 Plan is adopted or terminated or modified (as described below).

1.	Pre-Clearance Requirement. The Rule 10b5-1 Plan must be reviewed and approved, first by the broker administering the Rule 10b5-1 Plan, and then by the General Counsel prior to its adoption. If you wish to implement a Rule 10b5-1 Plan, you must pre- clear the plan with the General Counsel prior to the entry into the plan in accordance with the procedures set forth in the Insider Trading Policy and these guidelines; thus it is recommended that you reach out to the broker administering the Rule 10b5-1 Plan in enough time to meet this deadline.
2.	Time of Adoption. Subject to the pre-clearance requirements described above, the Rule 10b5-1 Plan must be adopted at a time when:
●	You are not aware of any Material Nonpublic Information; and
●	The trading window set forth in the Insider Trading Policy is open (if you are subject to the trading windows).
3.	Plan Instructions. Any Rule 10b5-1 Plan you adopt must either:
●	specify the amount, price and date of the sales (or purchases) of Company securities to be effected;

●	provide a formula, algorithm or computer program for determining when to sell (or purchase) the Company’s securities, the quantity to sell (or purchase) and the price; or
●	delegate decision-making authority with regard to these transactions to a broker or other agent without any Material Nonpublic Information about the Company or the Company’s securities.

For the avoidance of doubt, you may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Plan.

4.	Signed. The Rule 10b5-1 Plan must be signed by you.
5.	No Hedging. You may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Plan is in effect.
6.	Good Faith Requirements. You must enter into the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5 under the Exchange Act. You must act in good faith with respect to the Rule 10b5-1 Plan for the entirety of its duration.
7.	Certifications for Directors and Officers. If you are a director or officer, as defined in Rule 16a-1(f) under the Exchange Act (“Section 16 officer”), the Rule 10b5-1 Plan must include the following certifications required by Rule 10b5-1(c)(1)(ii)(C): (1) you are not aware of any Material Nonpublic Information about the Company or its securities; and (2) you are adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 under the Exchange Act.
8.	Cooling Off Periods. The first trade under the Rule 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:
●	If you are a director or Section 16 officer, the later of (1) two business days following the filing of the Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted and (2) 90 calendar days after adoption of the Rule 10b5- 1 Plan; provided, however, that the required cooling-off period shall in no event exceed 120 days.
●	If you are not a director or Section 16 officer, 30 days after adoption of the Rule 10b5-1 Plan.
9.	No Overlapping Rule 10b5-1 Plans. No more than one Rule 10b5-1 Plan can be effecting trades at a time (except eligible sell-to-cover taxes Rule 10b5-1 Plans (“Eligible STC Rule 10b5-1 Plans”), as discussed in greater detail later in this section). Notwithstanding the foregoing, two separate Rule 10b5-1 Plans can be in effect at the same time (but not trading at the same time) so long as: (a) your later-commencing plan does not begin trading until the completion of the cooling-off period (as described in Section 8 above) that would have applied to you if the later-commencing plan was adopted on the date all trades under the earlier-commencing plan are completed or expire without execution or the plan is otherwise terminated; and (b) your later-commencing plan meets all other conditions set forth in these guidelines (including Sections 1 through 7 and 10).

An Eligible STC Rule 10b5-1 Plan is not subject to the limitations set forth in this Section 9. An Eligible STC Rule 10b5-1 Plan is a contract, instruction, or plan that authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock, restricted stock units or stock appreciation rights (but not options), and you do not otherwise exercise control over the timing of such sales. Prior to adoption, an Eligible STC Rule 10b5-1 Plan must meet all other requirements set forth in these guidelines, other than the limitations set forth in Sections 9 and 10.

10.	Single Transaction Plans. Other than an eligible STC Rule 10b5-1 Plan as described in Section 9 above, you may not enter into more than one Rule 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period. A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.
11.	Modifications and Terminations.
●	Modifications/amendments and terminations of an existing Rule 10b5-1 Plan are strongly discouraged due to legal risks, and can affect the validity of trades that have taken place under the plan prior to such modification/amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price, or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Plan will be deemed to be a termination of the current Rule 10b5-1 Plan and creation of a new Rule 10b5-1 Plan. If you are considering administerial changes to your Rule 10b5-1 Plan, such as changing the account information, you should consult with the General Counsel in advance to confirm that any such change does not constitute an effective termination of your plan.

As such, the modification/amendment of an existing Rule 10b5-1 Plan must be reviewed and approved in advance by the General Counsel in accordance with the pre-clearance procedures set forth in the Insider Trading Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 through 10 of these guidelines regarding the adoption of a new Rule 10b5-1 Plan.

●	The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Plan must be reviewed and approved in advance by the General Counsel in accordance with pre-clearance procedures set forth in the Insider Trading Policy and these guidelines. Except in limited circumstances, the termination of a Rule 10b5-1 Plan will not be approved unless:
i.	You terminate a Rule 10b5-1 Plan at a time when you are not aware of Material Nonpublic Information; and
ii.	The trading window set forth in the Insider Trading Policy is open (if you are subject to the trading windows).